UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

Item 1. News release issued by Masisa S.A. on July 29, 2005:

NEWS RELEASE

For further information contact:
Paul White	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 707-8707	+1 (212) 406-3690/1
Paul.white@masisa.com	Masisa@i-advize.com
www.masisa.com

MASISA S.A. ANNOUNCES DATE OF SHARE EXCHANGE

Santiago, Chile, July 29, 2005 --.MASISA S.A. (NYSE: MYS), announced today the date of the share exchange in connection with the merger by incorporation of Masisa S.A. (“Old Masisa”) into and with Terranova S.A., which changed its name to Masisa S.A. (“New Masisa”) upon completion of the merger in May 2005. The share exchange will take place after the market close on August 4, 2005 at which time Old Masisa American Depositary Shares (“ADSs”) will stop trading on the New York Stock Exchange (“NYSE”). It is expected that on August 5, 2005, following the exchange, the New Masisa ADSs will begin trading on the NYSE under the ticker symbol “MYS”, the same ticker symbol under which the Old Masisa ADSs traded.

In the share exchange, holders of Old Masisa’s ADSs, each representing 30 Old Masisa common shares, will receive 1.536 New Masisa ADSs, each representing 50 New Masisa common shares, for each Old Masisa ADS they own. Holders of Old Masisa’s common shares, which are traded principally on the Santiago Stock Exchange in Chile, will receive 2.56 New Masisa common shares for each Old Masisa common share they own.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on July 29, 2005:

Ref.:	IMPORTANT EVENT
Masisa S.A. (formerly known as Terranova S.A.)
Listed Company
Chilean Securities Registration No. 825

Santiago, July 29, 2005

Mr.
Alejandro Ferreiro Y.
Superintendent
Superintendencia de Valores y Seguros

To whom it may concern:

Pursuant to the provisions established in article 9 and paragraph two article 10 of Law No. 18,045 of the Securities Market and in General Rule No. 30 of the Superintendencia de Valores y Seguros, being duly authorized, I hereby inform about an Important Event regarding Masisa S.A., formerly known as Terranova S.A. (the “Company”):

1.- According to certificate dated on July 28, 2005, that Superintendent’s Office has proceeded to register under the N° 753 of the Securities Registry, the amount of 1,130,632,161 new shares of payment issued by the Company to complete the merger by incorporation of Masisa S.A. (“Old Masisa”), registered under N°132 of the Securities Registry, approved during the Extraordinary Shareholders’ Meetings held on April 12 and 13, 2005 (the “Merger”).

2.- According to certificate dated on July 26, 2005, as a result of the Merger, that Superintendent’s Office has proceeded to cancel the registration of the Old Masisa in the Securities Registry, under N°132.

3.- According to certificate dated on July 26, 2005, that Superintendent’s Office has proceeded to note on the margin of registration page N° 825 of the Securities Registry, the name change from Terranova S.A. to Masisa S.A., agreed on in relation to the surviving entity of the Merger.

Consequently, all the Company’s shares, that is, the amount of 5,049,060,017 shares, without nominal value, from the same and unique series and with no privileges, are registered in the Securities Registry of that Superintendent’s Office.

On July 27, 2005, the Company’s Board of Directors agreed to inform via an Hecho Esencial, once the registration of new shares in the share registry was obtained, the date that the physical share exchange would occur. The exchange and delivery of the Company’s new shares as a result of the Merger will occur as of Friday August 5th, 2005, between 9:00 am and 5:00 pm, at the Central Securities Deposit’s offices, located at Paseo Huérfanos N°770, piso 22, county and city of Santiago. A notice informing the shareholders about the exchange will be published in the newspaper “La Segunda”, in its next August 2, 2005 edition.

The shareholders of Old Masisa are entitled to 2.56 new Masisa S.A. shares for each share that they hold in Old Masisa.

The shares resulting from the sum of fraction shares from the exchange, distribution, and delivery of the new Company shares, will be sold on the stock exchange, providing the result of such sales to the Company’s shareholders in there corresponding proportions.

Sincerely,

Patricio Reyes
General Counsel
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2005

Masisa S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel